EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                       18 April 2002



                              WPP GROUP PLC ("WPP")

              MILLWARD BROWN ACQUIRES IRISH MARKETING SURVEYS GROUP



WPP announces that its wholly-owned operating company, Millward Brown, the leading brands and communications research company, has acquired 86.6% of Irish Marketing Surveys Group Limited (IMS Group) and entered into put and call options over the remaining equity.


Founded in 1963, the IMS Group is the largest full service market research organisation in Ireland, comprising three major companies: Irish Marketing Surveys (to be rebranded Millward Brown IMS) and Lansdowne Market Research based in Dublin, and Ulster Marketing Surveys (to be rebranded Millward Brown Ulster) based in Belfast.


The IMS Group employs 130 people in Dublin and Belfast and had revenues of Euro 17 million in 2001 and net assets of Euro 1.4 million for the year ended 31 December 2001.

Clients include a wide range of leading public and private companies, government departments and semi state bodies. The IMS Group also works extensively with most of the major multi-national businesses with interests in Ireland.

The acquisition of the IMS Group reinforces Millward Brown's ability to provide clients with integrated research techniques and continues WPP's strategy of strengthening its networks in important growth sectors and markets.


Contact:

Feona McEwan, WPP          44-20 7408 2204
www.wpp.com